EXHIBIT 99.1

Ultrapetrol Announces Changes to the Board

NASSAU, Bahamas, Dec. 11, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) ("Ultrapetrol" or the "Company"), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today that Mr. Eduardo Ojea Quintana, a current Director of Ultrapetrol, has been appointed Chairman of the Board, replacing Mr. Horacio Reyser, who has resigned as Chairman of the Board and as a Director in order to take a senior position in Argentina's incoming government. Following this change, Ultrapetrol's Board will consist of five Directors.

Mr. Ojea Quintana joined Ultrapetrol as a Director in December 2012 when he was proposed for election by Southern Cross. Prior to this appointment, he served as the President of the Board of Directors of Transportadora de Gas del Norte S.A. and a member of the Board of Directors of several other energy companies in South America. He has served as a member of the Argentine Chamber of Oil Companies, part of the Argentine Institute of Oil and Gas, the Argentine Council for the Sustainable Development Companies and the Academy Center for the Energy Regulatory Activity. He also represented Argentina on the Executive Committee for the International Gas Union. Mr. Ojea Quintana holds a degree in Law from the University Museo Social Argentino.

Damián Scokin, Chief Executive Officer of Ultrapetrol, commented, "I am pleased to announce Eduardo Ojea Quintana's ascension to the chairmanship of Ultrapetrol, following three years as a valued member of our Board of Directors. Additionally, on behalf of the Board, I would like to thank Horacio Reyser for his dedicated service and strong leadership amid difficult market conditions. We wish him well in his new role in Argentina's incoming government."

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

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